02043359

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

PE 4-30-02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED
JUL 19 2002
WASH. D.C. 154 SECTION

For the months of February, March and April 2002

TTI TEAM TELECOM INTERNATIONAL LTD.
(Translation of registrant's name into English)

PROCESSED
JUL 22 2002
P THOMSON FINANCIAL

7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___√___ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___√___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTI TEAM TELECOM INTERNATIONAL LTD.
(Registrant)

Date: July 15, 2002

By: ______________________
Israel Ofer
Chief Financial Officer

TTI Telecom
T.T.I Team Telecom International Ltd.

f:\word\2143\001\form6k.doc

TTI Telecom Receives Follow-On Order from Telia For Service Level Agreement Management System

Telia to Deploy TTI Telecom's ServiceView System for its National and International Transmission Networks

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Petach Tikva, Israel - February 11, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, today announced that it has been awarded a follow-on contract by Telia, a leading provider of telecommunications services in the Nordic/Balti region, to provide its ServiceView system for Telia's national and international transmission network. ServiceView is designed to help service providers monitor, manage and report on Service Level Agreements (SLAs). Telia has already installed TTI Telecom's fault management module (FaM) as well as its patent-pending root-cause analysis system, Correlator+. Installation of the newly purchased system is slated for completion by August 2002.

Telia provides a host of wireline, wireless and broadband services to enterprises and subscribers in almost forty countries, across five continents. ServiceView will interface with Telia's proprietar customer care and inventory systems, and with external third-party systems. ServiceView will collect, process and format key performance indicators (KPIs), and compare them to SLAs, enabling Telia to verify that it is meeting targets for network capacity and availability and to make improvements in areas that are not meeting agreed-upon commitments. In addition, ServiceView will provide Telia's controllers with graphical views on hosted services, affording them an end-to-end view of the network elements that make up the service path. ServiceView will also supply full visibility of the alarms stemming from the network elements in the service delivery chain.

"This follow-on order is a clear indication of Telia's continued satisfaction with the capabilities of our solutions in managing its network," said Meir Lipshes, chief executive officer of TTI Telecom. "In this instance, Telia sought a system to monitor its service offerings efficiently and reliably, while also providing SLA reporting to its clients. Telia is committed to providing the highest QoS to its customers and we are proud that it chose TTI Telecom to aid it in maintaining the high standards which it has set. In today's hyper-competitive service provider marketplace, SLAs are no longer a luxury, they are a survival strategy. With ServiceView, Telia will enhance its users' experience by ensuring the performance and availability of the services that they rely on."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product

TTI Telecom Unveils 3G Cellular Management Solution at 3GSM 2002

TTI Telecom presents multi-layer approach to management of 2G, 2.5G and 3G networks

---

Petach Tikva, Israel - February 25, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, announced that it will showcase its cellular service management solutions at the 3GSM World Congress 2002 in France from February 19th to the 22nd (Booth F #63).

During 3GSM, TTI Telecom will unveil its latest 3G system, recently purchased by Hutchison 3G UK Ltd. (Hutchison 3G), holder of the UK's largest third-generation mobile phone license.

At 3GSM, TTI Telecom will present a demo of its comprehensive cellular solution for 2G, 2.5G an 3G networks and share its industry-leading approach to cellular service management. TTI Telecom's service management concept is based on the premise that in order to effectively monitor and manage services end-to-end across multi-vendor, multi-technology networks, operators need a consolidated view of all the layers that make up the network: the network the resource layer, the service layer, and the product layer.

TTI Telecom will also demonstrate its cutting-edge ServiceView service level management syster for cellular networks, which enables service providers to define and track service level agreements (SLAs) and service level objectives between them and their customers and with external third-party carriers such as content providers.

"Hutchison 3G deemed that TTI Telecom's solution was the best in the marketplace based both on technical merit and on the fact that our personnel are highly responsive and supportive," said Meir Lipshes, TTI Telecom's chief executive officer. "This Congress affords us an opportunity to demonstrate our winning solution to other service providers seeking a full-fledged cellular management solution. "The cellular telecommunications marketplace desperately needs a solution that can measure and validate quality of service (QoS) as the customer experiences it and helps increase average revenue per user and speeds return-on-investment," concluded Lipshes. "TTI Telecom's cellular solution for legacy 2G and next generation networks fulfill these requirements, positioning us as the ideal choice for both 2G, 2.5G and 3G service providers."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

TTI Telecom to Hold the Next Event in Its "Breaking The Myth" Seminar Series in Virginia on March 7th

Seminar is Designed to Offer Service Providers Insight Into the Effective Management of Next Generation Networks; Seminar Co-Sponsored by IBM and BusinessEdge

---

Petach Tikva, Israel, March 7, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leader of integrated, turnkey software solutions for telecom service providers, today announced that the second in its series of "Breaking the Myth - Managing the Real Next Generation Hybrid Network" seminars will be held in McLean, Virginia on March 7th.

"Breaking the Myth", co-sponsored by BusinessEdge Solutions and IBM, is offered at no cost to members of the service provider community. This seminar is designed to shed new light on the meaning of "next generation networks" and to provide invaluable insights on how to monitor anc control today's convergent, hybrid networks and services by leveraging state-of-the-art management tools.

"Breaking the Myth" marks another joint initiative between TTI Telecom and industry-giants IBM and BusinessEdge solutions. TTI Telecom has partnered with these leaders, and the companies are offering joint solutions and actively pursuing OSS opportunities.

The seminar will address the following topics:

- Myths, directions and paradigms in next-generation OSS/BSS (Operational Support Systems/ Business Support Systems)
- Why service provisioning is still a hassle
- OSS/BSS integration for next generation networks
- Managing new products, new services and SLAs in hybrid environments

The seminar will present case studies, including ones on how to manage a network in transition and on managing traditional and IP networks. During the seminar, financial analysts will provide Wall Street's perspective on trends in the telecommunications and the OSS marketplace.
"Our goal at this seminar is to address the issues of managing hybrid networks and networks in transition in order to help service providers reap maximum benefits from their networks," said Avichai Levy, TTI Telecom's VP Marketing. "The seminar will discuss the challenges facing servic providers in their quest to provision advanced services over heterogeneous networks, and will highlight our unique next-generation network management concept. The seminar will also provide indispensable information on how to bridge the gap between legacy and next-generatior networks so that service providers will be able to offer their customers optimal quality of service

For additional seminar information or to register for this event, please visit www.tti-telecom.com or call Alice Stern at 201-795-3883.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom Hosts Webcast on March 13 to Discuss Managemen of 3G Networks

Petach Tikva, Israel - March 12, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, will host a webcast for its customers to learn more about the management of 3G networks on Wednesday, March 13. The webcast will focus o the challenges in managing next generation networks and services, present TTI Telecom's 3GOS management solution and multi-layer management concept and provide real-life examples of how to manage 3G services starting from the network layer and up to the service and product layer.

TTI Telecom will also provide telecom service providers with strategies to meet customer expectations for 24x7 service accessibility and availability, reduce operational costs and improve customer satisfaction and techniques to increase average revenue per user through enhanced quality of service. The webcast will end with an open discussion with TTI Telecom's experts in th field, who will address participants' questions.

"This webcast is the result of feedback and comments from our customers, who have heard abou our 3GSOSS solution and would like to learn from our expertise and intrinsic understanding of next generation networks," said Avichai Levy, TTI Telecom's VP Marketing.

"Through this webcast, we aim to deliver value to our customers by providing them with practica knowledge and potent tools on how to effectively manage complex and changing M4 networks, that is, multi-domain, multi-protocol, multi-vendor, multi-layer networks," continued Levy. "The webcast is also intended to impart crucial information on how service providers can ensure exceptional performance and service levels and gurantee end-to-end quality of service."

For additional webcast information, please contact Avichai Levy at 201-795-3883.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom Receives Follow-On Order from Mexico's Unefon

Mexico's Mobile Operator Selects TTI Telecom's Advanced SS7 Solution to Power its SS7 and Mobile Networks

---

Petach Tikva, Israel - March 13, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, today announced that it was awarded a follow-on order from Unefon of Mexico for its SS7 network management system (NWV7) for Unefon's CDMA mobile switching network. Unefon previously purchased and has been using TTI Telecom's Netrac wireless solution in its network operations center (NOC) in Mexico City since 1999.

TTI Telecom's NWV-7 system uses non-intrusive probes to collect SS7 messages and statistical counters from the entire network in real time. The collected data empowers operators to assess and assure the quality of service (QoS) of its SS7 network and troubleshoot performance degradations and bottlenecks - before customers complain. NWV7 also provides advanced call trace capabilities, enabling Unefon personnel to identify and track all aspects of a call, and monitor events and specific problems relating to particular customers.

"Our SS7 solution will enable Unefon to boost customer satisfaction and better manage its network," said Meir Lipshes, TTI Telecom's chief executive officer. "This follow-on order also validates our acquisition of INRANGE's SS7 network management solutions last year. Over the past several months we have seen a marked increase in demand for SS7 solutions and believe that with our robust SS7 offering, we are well positioned to capitalize on this demand."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom To Present At Upcoming Industry Of International Research Conference

TTI Telecom Presentation to Focus on SLAs as a Competitive Differentiator

---

Petach Tikva, Israel - March 15, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, has been invited to the IIR's (Institute of International Research) Telecoms & Technology SLA Conference. Eitan Idelson, TTI Telecom's Director of European Regional Marketing, will give the presentation. The conference is set to tak place on March 19th & 20th at the Strand Palace Hotel in London, England.

At the conference, Idelson will address recent OSS market trends, highlight the core concepts of service management and present an in-depth analysis on how potent management tools help service providers to increase network utilization and reduce network infrastructure costs.

"The communications marketplace is witnessing a growing demand for SLAs from both customer and service providers," said Idelson. "Today's customers are more technologically savvy then ever before, and they expect services to be up and running 24x7. They want service providers tc commit to optimal uptime and availability in writing.

"Service providers are realizing that in order to prove their commitment to optimal quality of service and enhance customer satisfaction they need SLAs," continued Idelson. SLAs are both a necessity and a major competitive differentiator. Using an effective SLA management system, like TTI Telecom's ServiceView, helps service providers to monitor and manage SLAs and meet customers expectations for high quality service levels."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom Hosts Webcast on April 10 to Discuss Managemen[t] of 3G Networks

Hoboken, New Jersey, April 5

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, will host the second in a series of "Managing 3G Networks" webcasts. The webcast is scheduled for Wednesday, April 10, 2002, 11:00 eastern daylight time.

The webcast will focus on critical challenges and requirements in managing today's increasingly complex next- generation networks and services, present TTI Telecom's 3GOSS management solution and provide real-life examples of how to monitor and manage 3G networks and services The webcast will end with an open discussion where TTI Telecom's experts will address participants' queries.

"Following the unprecedented success of our first webcast, we realized that there is a huge demand to learn more about our 3GOSS solution," said Avichai Levy, TTI Telecom's VP Marketing. "In this webcast we will share our experience in the 3G management field and provid invaluable insight on how to leverage our latest tools to effectively manage evolving M4 network - multi-domain, multi-protocol, multi-vendor, multi-layer networks."

"The successful delivery of innovative, versatile services over next generation networks will depend upon implementing and deploying cutting-edge OSS/BSS solutions," continued Levy. "Using our advanced 3GOSS solution, service providers can meet their customers' demands for high quality of service and 24x7 service uptime, reduce operational costs, speed return on investment and increase their bottom line profits."

For additional information, please contact Avichai Levy at avichai@tti-telecom.com or 201-795-3883.

For registration, send an email to 3Gwebcast@tti-telecom.com and we will get back to you with your registration details.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom Presents at CTIA Wireless 2002

Petach Tikva, Israel - March 18, 2002

TTI Telecom International Ltd. (NASDAQ: TTIL), a leader of integrated, turnkey software solutions for telecom service providers, is presenting at CTIA Wireless in Orlando, FL. on March 18-20 (Booth #2823).

TTI Telecom will display its integrated and modular 2G, 2.5G and 3G OSS, which provide the entire spectrum of management functionalities, including fault, performance, configuration, provisioning and service level management.

"Wireless is permeating our lifestyles, transforming the way we communicate, think and do business," said Avichai Levi, TTI Telecom's VP Marketing. "With today's focus on managing next generation networks, an operator's OSS is more crucial than ever as a tool to maximize revenue from existing infrastructure, cut down on operational costs, speed service time-to-deliver and heighten customer satisfaction. At CTIA Wireless we will discuss our M4 management model, which centers on the premise that in order to attain long-term viability and success, service providers must effectively manage their multi-domain, multi-protocol, multi-vendor and multi-layer networks."

"In addition, we will address the topic of migration from existing legacy systems to next-generation platforms within one framework, and touch on practical methods that will help servic providers make this smooth transformation," concluded Levy.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

TTI Telecom Hosts Webcast on April 10 to Discuss Managemen[t] of 3G Networks

Hoboken, New Jersey, April 5

TTI Telecom International Ltd. (NASDAQ: TTIL), a leading provider of integrated, turnkey software solutions for telecom service providers, will host the second in a series of "Managing 3G Networks" webcasts. The webcast is scheduled for Wednesday, April 10, 2002, 11:00 eastern daylight time.

The webcast will focus on critical challenges and requirements in managing today's increasingly complex next- generation networks and services, present TTI Telecom's 3GOSS management solution and provide real-life examples of how to monitor and manage 3G networks and services The webcast will end with an open discussion where TTI Telecom's experts will address participants' queries.

"Following the unprecedented success of our first webcast, we realized that there is a huge demand to learn more about our 3GOSS solution," said Avichai Levy, TTI Telecom's VP Marketing. "In this webcast we will share our experience in the 3G management field and provid invaluable insight on how to leverage our latest tools to effectively manage evolving M4 network - multi-domain, multi-protocol, multi-vendor, multi-layer networks."

"The successful delivery of innovative, versatile services over next generation networks will depend upon implementing and deploying cutting-edge OSS/BSS solutions," continued Levy. "Using our advanced 3GOSS solution, service providers can meet their customers' demands for high quality of service and 24x7 service uptime, reduce operational costs, speed return on investment and increase their bottom line profits."

For additional information, please contact Avichai Levy at avichai@tti-telecom.com or 201-795-3883.

For registration, send an email to 3Gwebcast@tti-telecom.com and we will get back to you with your registration details.

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 70 telecommunications service providers worldwide.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

9.99% fixed APR* A rate that can stand the test of time.

Monday April 29, 6:02 am **Eastern Time**

Press Release

SOURCE: TTI Telecom Ltd.

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TTI Telecom Establishes New R&D Center in England to Focus On Core Development of 3GOSS Wireless Solutions

HOBOKEN, N.J.--(BUSINESS WIRE)--April 29, 2002--TTI Telecom International Ltd. (NASDAQ: TTIL - news), a leader of integrated, turnkey software solutions for telecom service providers, today announced that it has opened a new Research and Development center in Reading, England tasked to develop TTI Telecom's Netrac 3GOSS products and solutions and provide comprehensive localized support to TTI Telecom's customers in the region.

The new center will also enable TTI Telecom to encompass Europe's growing number of service providers and spearhead the expansion of its European partners program.

"The opening of this new R&D center is in line with our strategy of enhancing our product offering with new network management solutions specifically designed for 3G wireless networks," said Meir Lipshes, TTI Telecom's chief executive officer. "It also puts us geographically closer to existing customers, such as Hutchison 3G UK, enabling us to provide superior technical support, and expands our sales coverage of the European carrier market."

Concluded Lipshes, "The center also marks the first such center outside of Israel, adding to the global infrastructure we have in place to support our global customer base of tier-one service providers."

About TTI Telecom:

TTI Telecom International Ltd. develops, markets and supports advanced, modular, integrated software products and services for operations support systems ("OSS") and network management systems ("NMS") in the telecommunications industry. The Company's solutions, based on its Netrac family of products, enable telecommunications service providers to improve the quality of existing services, streamline their operations in order to compete cost-effectively, maximize the return on their investment in network infrastructure and offer new services over complex networks. The Company's products manage mission-critical functions, such as fault management, performance management, configuration management and security management. Its growing family of Netrac NMS/OSS application tools are used by over 100 telecommunications service providers worldwide.

Contact:

TTI Telecom Ltd.
Meir Lipshes, T: +1.972.3.922.1262
F: +1.972.3.922.1249
meirl@tti.co.il
or Sanjay Hurry, T: 201/795-3883
F: 201/795-3920
sanjay@tti-telecom.com

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